SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

VERASTEM INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

92337C 104

(CUSIP Number)

BESSEMER VENTURE PARTNERS

1865 PALMER AVENUE, SUITE 104

LARCHMONT, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92337C 104	13D	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,995,237
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,995,237
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated based upon 21,059,116 shares of the Issuer’s common stock outstanding, which include (i) 20,234,116 shares of common stock as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on January 27, 2012; and (ii) 825,000 shares of common stock issued pursuant to the exercise of the underwriter’s over-allotment option in connection with such offering.

CUSIP No. 92337C 104	13D	Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,995,237
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,995,237
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 21,059,116 shares of the Issuer’s common stock outstanding, which include (i) 20,234,116 shares of common stock as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on January 27, 2012; and (ii) 825,000 shares of common stock issued pursuant to the exercise of the underwriter’s over-allotment option in connection with such offering.

CUSIP No. 92337C 104	13D	Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 638,476
	8.	Shared Voting Power
	9.	Sole Dispositive Power 638,476
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 21,059,116 shares of the Issuer’s common stock outstanding, which include (i) 20,234,116 shares of common stock as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on January 27, 2012; and (ii) 825,000 shares of common stock issued pursuant to the exercise of the underwriter’s over-allotment option in connection with such offering.

CUSIP No. 92337C 104	13D	Page 5 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 279,333
	8.	Shared Voting Power
	9.	Sole Dispositive Power 279,333
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 21,059,116 shares of the Issuer’s common stock outstanding, which include (i) 20,234,116 shares of common stock as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on January 27, 2012; and (ii) 825,000 shares of common stock issued pursuant to the exercise of the underwriter’s over-allotment option in connection with such offering.

CUSIP No. 92337C 104	13D	Page 6 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP VII SPECIAL OPPORTUNITY FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,077,428
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,077,428
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,995,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%*
14.	Type of Reporting Person (See Instructions) PN

*	Calculated based upon 21,059,116 shares of the Issuer’s common stock outstanding, which include (i) 20,234,116 shares of common stock as reported in the final prospectus of the Issuer’s initial public offering, filed with the Securities and Exchange Commission on January 27, 2012; and (ii) 825,000 shares of common stock issued pursuant to the exercise of the underwriter’s over-allotment option in connection with such offering.

CUSIP No. 92337C 104	13D	Page 7 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER MANAGEMENT CO. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

*	Deer Management Co. LLC (“Deer Management”), the management affiliate of the Funds (as defined below), does not beneficially own any shares. An employee of Deer Management serves as the representative of the Funds on the Issuer’s board of directors and such employee is contractually obligated to assign to the Deer Management any fees received in his role as director, if any.

CUSIP No. 92337C 104	13D	Page 8 of 14 Pages

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock, par value $0.00001 per share (the “Shares”), of Verastem Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 215 First Street, Suite 440, Cambridge, Massachusetts 02142.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	Deer VII & Co. Ltd., a Cayman Island exempted company (“Deer Ltd.”) is the general partner of Deer VII & Co. L.P., a Delaware limited partnership (“Deer VII”);

(ii)	Deer VII is the general partner of Bessemer Venture Partners VII L.P. (“Bessemer VII”), Bessemer Venture Partners VII Institutional L.P. (“Bessemer VII Institutional”) and BVP VII Special Opportunity Fund L.P. (“BVP VII,” and together with Bessemer VII and Bessemer VII Institutional, the “Funds”);

(iii)	Bessemer VII, which directly owns 638,476 Shares;

(iv)	Bessemer VII Institutional, which directly owns 279,333 Shares;

(v)	BVP VII, which directly owns 1,077,428 Shares;

(vi)	Deer Management Co. LLC, a Delaware limited liability company (“Deer Management”), is the management company affiliate of the Funds.

Deer Ltd., Deer VII, Bessemer VII, Bessemer VII Institutional, BVP VII and Deer Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

The Shares to which this Schedule 13D relates are owned beneficially by the Funds.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 26, 2012, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer in connection with its initial public offering of 5,500,000 shares of Common Stock of the Issuer (the “IPO”) was declared effective. The closing of the IPO took place on February 1, 2012, and at such closing the Funds purchased an aggregate of 100,000 shares of Common Stock of the Issuer at the IPO price of $10.00 per share, and the Reporting Persons’ shares of the Issuer’s preferred stock were converted to shares of Common Stock on a 3.5 to 1 basis.

Each of the Funds used its own assets to purchase its Shares.

CUSIP No. 92337C 104	13D	Page 9 of 14 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

Stephen Kraus, an employee of Deer Management, serves as the representative for the Reporting Persons on the Issuer’s board of directors.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of February 13, 2012, Bessemer VII, Bessemer VII Institutional and BVP VII owned beneficially 638,476, 279,333 and 1,077,428 Shares, respectively, representing approximately 3.0%,1.3% and 5.1% respectively, of the Shares of the Issuer’s common stock outstanding.

As of February 13, 2012, Deer Ltd., through its control of Deer VII, had sole voting and dispositive power with respect to all 1,995,237 Shares owned beneficially by the Funds, representing approximately 9.5% of the Shares of the Issuer’s common stock outstanding.

As of February 13, 2012, Deer VII, through its control of the Funds, had sole voting and dispositive power with respect to all 1,995,237 Shares owned beneficially by the Funds, representing approximately 9.5% of the Shares of the Issuer’s common stock outstanding.

As of February 13, 2012, Deer Management did not have sole or shared voting and dispositive power with respect to any Shares and disclaims beneficial ownership over any of the Shares.

(c) Except as set forth in the attached Annex I to this Schedule 13D, which is incorporated by reference herein, no Reporting Person has effected any transaction in the Shares of common stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Any cash or equity compensation received by Mr. Kraus for service as a director of the Issuer (including any securities issued to Mr. Kraus and proceeds from the sale of any such securities) will be transferred to the Deer Management pursuant to a contractual obligation of Mr. Kraus to assign any compensation received for service as a director. Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

CUSIP No. 92337C 104	13D	Page 10 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2012

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BVP VII SPECIAL OPPORTUNITY FUND L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. 92337C 104	13D	Page 11 of 14 Pages

DEER MANAGEMENT CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Managing Member

CUSIP No. G62185106	13D	Page 12 of 14 Pages

Annex I

Information With Respect to Transactions of Shares during the Past 60 Days

Bessemer Venture Partners VII L.P.

Date	Transaction	Shares	Price/ Share ($)
02/01/12	Conversion(1)	606,476	$0
02/01/12	Buy(2)	32,000	$320,000	(2)

Bessemer Venture Partners VII Institutional L.P.

Date	Transaction	Shares	Price/ Share ($)(2)
02/01/12	Conversion(1)	265,333	$0
02/01/12	Buy(2)	14,000	$140,000	(2)

BVP VII Special Opportunity Fund L.P.

Date	Transaction	Shares	Price/ Share ($)(2)
02/01/12	Conversion(1)	1,023,428	$0
02/01/12	Buy(2)	54,000	$540,000	(2)

(1)	The Reporting Persons previously held shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the “Preferred Shares”). At the closing of the Issuer’s initial public offering on February 1, 2012, the Preferred Shares converted at a ratio of 3.5-to-1 into shares of common stock.
(2)	The Reporting Persons purchased additional shares of common stock in the Issuer’s initial public offering. There were no brokerage commissions paid by the Reporting Persons.

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of February 13, 2012.

DEER VII & CO. LTD.

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

CUSIP No. G62185106	13D	Page 14 of 14 Pages

BVP VII SPECIAL OPPORTUNITY FUND L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Director

DEER MANAGEMENT CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Managing Member

14